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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District
Shanghai 200032, People's Republic of China
(86 21) 5170-2355
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED
By:	/s/ GARY WEI WANG
Name:	Gary Wei Wang
Title:	Chairman of the Board and Chief Executive Officer

Date: July 19, 2012

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Notice of Annual General Meeting of Shareholders of Tudou Holdings Limited and Joint Proxy Statement of Youku Inc. and Tudou Holdings Limited/Prospectus of Youku Inc. with Annexes
99.3	Proxy Card for Annual General Meeting of Shareholders of Tudou Holdings Limited
99.4	Depositary's Notice to ADS Holders of Tudou Holdings Limited of Annual General Meeting of Shareholders of Tudou Holdings Limited
99.5	ADS Voting Instruction Card for Annual General Meeting of Shareholders of Tudou Holdings Limited

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SIGNATURE
EXHIBIT INDEX